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                                                                       EXHIBIT 2

                                 AUGUST 25, 1997

             AGREEMENT IN PRINCIPLE REACHED REGARDING PURCHASE BY MK
                             OF MONTANA MINING FIRM

        BOISE - Upon the recommendation of a special committee of independent directors of Morrison Knudsen Corporation (MK), the MK Board of Directors has approved an agreement in principle with Dennis R. Washington, chairman of the MK Board, regarding the purchase by MK of Montana Resources, Inc. (MRI) from Washington. The special committee determined that the transaction would be fair to MK and its stockholders.

        The agreement is subject to negotiation of final documentation, must be approved by the company's stockholders and will be subject to other conditions including regulatory and other approvals. The agreement also requires an opinion from Dillon, Reed & Co. Inc., financial advisor to the special committee, that the consideration being paid for MRI is fair, from a financial point of view, to the stockholders of MK other than Washington. The transaction could be completed by year-end.

        MRI owns a 50.1-percent interest in a copper mining and concentrating operation in Butte, Montana. According to the agreement, MK would purchase MRI for 2.2 million shares of newly issued Series B convertible paid-in-kind preferred stock at an issue price of $50 per share for a total of $110 million.

        The preferred stock to be issued to Washington would be convertible into MK common stock five years after the closing date at a conversion price of $13.65 per share (approximately 3.663 shares of common stock for each share of preferred stock) which represents a 15.0 percent premium over the 10-day average common stock trading price at the close of business on August 22, 1997. The preferred stock would accrue a 6.25 percent annual dividend (payable in preferred stock); and potentially earn at the end of the five-year period a stock appreciation bonus of additional common shares if MK's common stock achieves target prices above $13.65 per share up to a maximum of 911,800 shares at or above $17.30 per share.

        After five years, if Washington converts all of the preferred shares to common stock and realizes the additional 911,800 stock appreciation bonus shares, his total ownership of MK common shares will have increased by 11.9 million shares. Washington presently owns approximately 20.2 million shares (37.5 percent) of MK's approximately 54 million outstanding primary shares of common stock.

        The Butte mine, one of the best managed pit operations, with 326 employees, is a low cost producer of copper and molybdenum. Some 45,000 tons of ore are processed daily, 365 days per year. During the past 10 years, the average annual production of concentrate has contained the equivalent of approximately 90 million pounds of refined copper and 10 million pounds of refined molybdenum.

        At current production rates, ore reserves are estimated to be sufficient for more than 30 years of operation. In 1996, the mine had net income before taxes of $27.8 million on sales of $107.7 million. Revenue and net income of the mine are highly dependent upon the price of copper and can vary significantly from year to year. Production and financial information for 1996 is not necessarily representative of the mine's future performance. Additional terms of the agreement in principle are as follows:



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        -- The preferred stock is not redeemable prior to the fifth anniversary of the date of initial issuance. If Washington does not elect to convert the preferred stock into common stock on the fifth anniversary of the date of initial issuance, MK may, at its option, (1) redeem the preferred stock (plus an amount equal to accrued and unpaid dividends to the date of redemption), in whole or in part, for cash or for common stock of MK at $13.65 per share of common stock, or (2) exchange the preferred stock (plus accrued and unpaid dividends) for newly issued subordinated debentures of MK carrying an annual interest rate of 6.25 percent and maturing on the fifteenth anniversary of the date of initial issuance.

        -- During the initial five-year period, the preferred stock would have one-tenth of one vote for each share of underlying common stock except on matters adversely affecting the preferred stock as a class or as required by law. In addition, in the event MK issues additional shares of voting stock, the preferred stock would be entitled to incremental voting rights (up to one vote for each share of underlying common stock) which would provide Washington with certain protections against dilution of his current voting interest in MK.

        -- The preferred stock would rank senior to all classes of equity other than the currently outstanding Series A preferred stock of MK as to dividends and upon liquidation. The preferred stock would be subject to customary change-of-control provisions.

        -- During a 10-year period the company would be required to have at least three directors who are independent of both Washington and the company.

        -- During a six-year period, Washington must obtain approval from the independent members of the MK Board of Directors prior to increasing his ownership of MK shares.

        Morrison Knudsen Corporation (NYSE: MK) has 8,500 employees at work in 33 countries serving the environmental, industrial, heavy civil construction, mining, operations & maintenance, power, process and transportation markets as an engineer and constructor.

        CONTACT: John Roberts, Corporate Communications, Morrison Knudsen Corporation, 208-386-5395.



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